FORM 51-102F3

MATERIAL CHANGE REPORT

1. Name and Address of Company

Peak Fintech Group Inc. ("Peak" or the "Company")

550 Sherbrooke West West Tower, Suite 255 Montreal, Québec H3A 1B9

2. Date of Material Change July 27, 2021

3. News Release

News release was disseminated on July 22, 2021 through Newswire Corp.

4. Summary of Material Change

On July 22, 2021, the Company announced a consolidation of its common shares.

5. Full Description of Material Change

Peak announced that effective July 27, 2021 all of the issued and outstanding common shares of the Company ("Common Shares") will be consolidated on the basis of one (1) post-consolidation Common Share for each two (2) pre-consolidation Common Shares (the "Consolidation").

The Consolidation is done specifically to allow the Company to meet the minimum share price criteria set out by the NASDAQ stock exchange (the "NASDAQ") in order to be listed on the senior exchange. The minimum share price is the only remaining criteria to be met by Peak following the listing application filed by the Company earlier this year. Peak plans to announce the effective date on which its Common Shares are expected to begin trading on the NASDAQ in the coming weeks.

Following the closing of the Company's recent prospectus financing and as of the date of the present news release, the 160,960,341 Common Shares that would have otherwise been issued and outstanding will be reduced to 80,480,171 Common Shares on a post-Consolidation basis.

The shareholders of the Company approved the Consolidation at a meeting held on February 16, 2021, and its directors approved the Consolidation ratio by written resolution dated July 20, 2021.

The Company's name will remain unchanged following the Consolidation. However, the Company plans to officially change its name to Tenet Fintech Group Inc. later this year following the listing of its Common Shares on the NASDAQ, which would then be expected to trade under the symbol "TNT".

6. Reliance on subsection 7.1(2) of National Instrument 51-102

This Report is not being filed on a confidential basis in reliance on subsection 7.1(2) of National Instrument 51-102.

7. Omitted Information

No information has been omitted on the basis that it is confidential information.

8. Executive Officer

For more information, contact Johnson Joseph, President and CEO at 514-340-7775 ext.: 501 or investors@peakfintechgroup.com.

9. Date of Report August 5, 2021